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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               _________________

                          STATEMENT ON SCHEDULE 14D-9


               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               _________________

                               PS PARTNERS, LTD.
                           (Name of Subject Company)
                               _________________

                              Public Storage, Inc.
                                B. Wayne Hughes
                      (Name of Person(s) Filing Statement)
                               _________________

                     Units of Limited Partnership Interest
                         (Title of Class of Securities)
                               _________________

                                     NONE
                     (CUSIP Number of Class of Securities)
                               _________________

                                 David Goldberg
                              Public Storage, Inc.
                         701 Western Avenue, 2nd Floor
                        Glendale, California 91201-2397
                                 (818) 244-8080
          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                        the Person(s) Filing Statement)
                               _________________
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Item 1.   Security and Subject Companies.
          ------------------------------

               The name of the subject company is PS Partners, Ltd., a California limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397. The title of the class of equity securities to which this Statement relates is the Partnership's units of limited partnership interest (the "Units").

Item 2.   Tender Offer of the Bidder.
          --------------------------

               This Statement relates to the offer by Public Storage, Inc., a California corporation (the "Company") disclosed in a Tender Offer Statement on Schedule 14D-1 being filed concurrently with the filing of this Statement to acquire up to 14,000 Units in the Partnership. Each Unit acquired by the Company will be acquired for $548 in cash. The Company's offer is being made pursuant to an Offer to Purchase dated July 26, 1996 (the "Offer") annexed hereto as Exhibit (a) and the accompanying letter of transmittal.

               The address of the Company is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397.

Item 3.   Identity and Background.
          -----------------------

               (a) The persons filing this statement are the general partners of the Partnership: Public Storage, Inc., a California corporation, and
          B. Wayne Hughes (the "General Partners"). Their business address is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397.

               (b) The information set forth in "Background and Purpose of the Offer," "Special Considerations," "Effects of Offer on Non-Tendering Unitholders" and "Certain Related Transactions" in the Offer is incorporated herein by reference.

Item 4.   The Solicitation or Recommendation.
          ----------------------------------

               The information set forth in "Position of the General Partners With Respect to the Offer" in the Offer is incorporated herein by reference.

Item 5.   Persons Retained, Employed or to Be Compensated.
          -----------------------------------------------

               The information set forth in "The Offer -- Soliciting Agent" in the Offer is incorporated herein by reference.

Item 6.   Recent Transactions and Intent with Respect to Securities.
          ---------------------------------------------------------

               (a) The information set forth in "Market Prices of Units -- General" in the Offer is incorporated herein by reference.

               (b) Neither the General Partners nor, to their knowledge, any executive officer, director, affiliate or subsidiary, beneficially owns any Units, except that the Company beneficially owns 40,784 Units.

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Item 7.   Certain Negotiations and Transactions by the Subject Company.
          ------------------------------------------------------------

               (a) and (b) No negotiation is being undertaken or is underway by the General Partners with respect to the Partnership in response to the Company's Offer which relates to or would result in:

                    (1) An extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership;

                    (2) A purchase, sale or transfer of material amount of assets by the Partnership or any subsidiary of the Partnership;

                    (3) A tender offer for or other acquisition of securities by or of the Partnership;

                    (4) Any material change in the present capitalization or dividend policy of the Partnership.

Item 8.   Additional Information to Be Furnished.
          --------------------------------------

               None.

Item 9.   Material to Be Filed.
          --------------------

               See Exhibit Index contained herein.

                                      -3-
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                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


Dated:  July 25, 1996                       PUBLIC STORAGE, INC.



                                            By: /s/ DAVID GOLDBERG
                                                -------------------------
                                                David Goldberg
                                                Senior Vice President
                                                 and General Counsel



                                            /s/ B. WAYNE HUGHES
                                            ------------------------------
                                            B. Wayne Hughes

                                      -4-
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                                 Exhibit Index
                                 -------------



Exhibit No.
- -----------

  (a)           Offer to Purchase dated July 26, 1996 (including Letter of
                Transmittal).

  (b)           None.

  (c)           See Exhibit (a).

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